Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 7, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonia Gupta Barros

Re:	American Realty Capital Healthcare Trust II, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed January 11, 2013

File No. 333-184677

Dear Ms. Barros:

On behalf of our client, American Realty Capital Healthcare Trust II, Inc. (the “Company”), we are submitting this letter in response to the written comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated January 28, 2013 (the “Comment Letter”), with respect to pre-effective amendment no. 2 (“Amendment No. 2”) to the registration statement on Form S-11 (File No. 333-184677) (the “Registration Statement”) filed by the Company with the Commission on January 11, 2013.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in Amendment No. 2. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 was filed by the Company today with the Commission.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response thereto.

General

1.	We note your response to comment 1 of our letter dated December 18, 2012. We will continue to monitor for your response to comments 22 and 26 of our letter dated November 7, 2012.

Please be advised that as of the filing of Amendment No. 3, all exhibits to the Registration Statement have been filed. Please also be advised that the Company has revised the prior performance tables in Appendix A to include only those programs that have closed within the most recent three or five years, as applicable. The Company undertakes to update the prior performance tables in a post-effective amendment prior to April 30, 2013 to reflect the performance of prior programs through the year ended December 31, 2012.

Prospectus Summary, page 1

What are the fees and other amounts that you will pay to the advisor …?, page 13

2.	Please explain the purpose of offering both an incentive fee and equity incentive plan to the advisor.

Please be advised that the incentive fees that may be payable to the advisor, if earned, and the awards that may be issued under the Company’s employee and director incentive restricted share plan (the “Restricted Share Plan”) serve two distinct purposes. The incentive fees, which are structured in accordance with the NASAA Statement of Policy Regarding Real Estate Investment Trusts and are similar to the incentive fees offered by most of the Company’s competitor non-traded REITs to their respective managers/advisors, are designed to compensate the Company’s advisor if its management of the Company results in the success of the Company and its stockholders, i.e., if the total return to stockholders is above 6.0% per annum the advisor will receive 15.0% of the amount in excess of such 6.0% per annum return to stockholders. Please note that, as disclosed in the prospectus, the sum of fees, reimbursements, subordinated participation and subordinated distributions from the operating partnership, in each case paid to the advisor, and the fair market value of all shares of restricted stock granted under the Restricted Share Plan may not exceed the aggregate of (a) 6% of all properties’ aggregate gross contract purchase price, (b) as determined annually, the greater, in the aggregate, of 2% of average invested assets and 25% of net income other than any additions to reserves for depreciation, bad debt or other similar non-cash reserves and excluding any gain from the sale of assets for that period, (c) disposition fees, if any, of up to 3% of the contract sales price of all properties that the Company sells, and (d) 15% of remaining net sales proceeds after return of capital contributions plus payment to investors of a 6% cumulative, pre-tax, non- compounded return on the capital contributed by investors.

On the other hand, the Restricted Share Plan is an equity plan much like the plans offered by most public companies pursuant to which awards of restricted stock may be made by the Company to its directors, officers, employees, employees of entities that provide services to the Company, certain of the Company’s consultants and their respective employees and others serving in like capacities with respect to the Company, including the Company’s advisor and its affiliates and employees. Unlike the incentive fees that may be payable to the Company’s advisor, awards under the Restricted Share Plan are not subject to the satisfaction of a certain return to stockholders, but rather such awards are designed to encourage individuals and companies retained by the Company, which the Company’s management believes are capable of improving the Company’s operations and profits, in a manner which aligns the interests of the Company and its stockholders with the interests of the recipients of the restricted stock awards. For example, the Restricted Share Plan provides for certain automatic grants of restricted shares of the Company’s common stock to the Company’s independent directors, subject to vesting restrictions. Shares issued pursuant to the Restricted Share Plan will generally vest over a specified period of time in order to further align the interests of recipients of awards under the Restricted Share Plan in the long-term growth in the value of the shares of the Company’s common stock received.

Management page 81

The Advisor, page 91

3.	We note your response to comment 8 of our letter dated December 18, 2012. In response to our comment, it appears that certain personnel will each spend about 30 hours a week on your activities, while Messrs. Weil, Block, and Budko will, together, spend about 20 hours a week on your activities. Please clarify that this is the case, or whether Messrs. Weil, Block and Budko will each devote about 20 hours a week to your activities.

Please be advised that the Company has revised the prospectus to clarify that, as described above, certain personnel will each spend approximately 30 hours per week on the Company’s activities, while Messrs. Weil, Block and Budko, will together, and not individually, spend approximately 20 hours per week in the aggregate on activities related to the Company.

Material U.S. Federal Income Tax Considerations, page 164

4.	We note that recent changes were made to the tax code. Please update your disclosure in this section as appropriate or advise.

Please be advised that the Company has updated as appropriate the section entitled “Material U.S. Federal Tax Considerations” to reflect the above-referenced changes to the tax code.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.